16006371

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2016
REGISTRATIONS BRANCH
09

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCP Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 5th Floor
(No and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Pinou 212-201-8060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave., Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Pinou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCP Capital Markets, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD SILVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SI6268206
Qualified In Queens County
Certificate Filed In New York County
My Commission Expires September 04, 2016

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCP CAPITAL MARKETS INC.

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of RCP Capital Markets Inc.

We have audited the accompanying statement of financial condition of RCP Capital Markets Inc. as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of RCP Capital Markets Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCP Capital Markets Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of RCP Capital Markets Inc.'s financial statements. The supplemental information is the responsibility of RCP Capital Markets Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 25, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

RCP Capital Markets Inc

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets				
Cash	$	64,445		
Due from Clearing Broker		-		
Deposits		-		
Prepaid Expenses		3,142		
Fixed Asset, net of depreciation				
Other Receivables		-		
Total Assets			$	67,587
Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable and accrued expenses	$	40,000		
Deferred liablility		-		
Total Liabilities			$	40,000
Stockholder's Equity				27,587
Total Liabilities and Stockholder's Equity			$	67,587

The accompanying notes are an integral part of these financial statements.

RCP Capital Markets Inc

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues		
Investment Banking revenue	$ --	
Advisory and consulting fees	-	
Commissions	-	
Other Income	--	
Total Revenues		$ --
Expenses		
Compensation & benefits	--	
Regulatory & License	8,347	
Professional Fees	9,866	
Other	--	
Total Expenses		18,213
Income (Loss) before Income Taxes		(18,213)
Provision for Income Taxes		--
Net Income (Loss)		$ (18,213)

The accompanying notes are an integral part of these financial statements.

RCP Capital Markets Inc

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Balance - December 31, 2014	$ 40,000
Distributions to Parent	(34,200)
Contributions from Parent	40,000
Net income (loss)	(18,213)
Balance - December 31, 2015	$ 27,587

The accompanying notes are an integral part of these financial statements.

RCP Capital Markets Inc

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities			
Net income (loss)		$	(18,213)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	-		
Changes in operating assets and liabilities:			
Prepaid Expenses	(3,142)		
Deposit	-		
Other assets	-		
Accounts payable and accrued expenses	40,000		
Total Adjustments			36,858
Net Cash Provided by Operating Activities			18,645
Cash Used in Investing Activities			
Purchase of Equipment			--
Cash Used in Financing Activities			
Distributions/Contributions - Parent			5,800
Net Increase in Cash			24,445
Cash - December 31, 2014			40,000
Cash - December 31, 2015		$	64,445

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

RCP Capital Markets Inc. (the "Company") is a Wisconsin S Corporation that was organized for the purpose of providing investment banking and financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

On November 11, 2014, Kenneth Strom ("Former Owner") the former owner of the Company, entered into a share purchase agreement ("Agreement") with RCP Capital Markets 2, LLC. Pursuant to the Agreement the former owner agrees to sell to RCP Capital Markets 2 LLC 100% of the Company's shares upon approval by FINRA. The closing took place on September 28, 2015, when pursuant to NASD Rule 1017; FINRA granted the Company to undergo a 100% ownership change where RCP Capital Markets 2, LLC is the new 100% direct owner of the Company. In anticipation of the sale, the Company changed its name from Strom Financial Partners Inc. to RCP Capital Markets Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include Company's Level 3 securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment is reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over useful lives of three years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

REVENUE RECOGNITION

Investment Banking Revenue
Investment banking revenue includes underwriting and private placement agency fees earned through the Company's participation in public offerings and private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Underwriting revenue is earned in securities offerings in which the Company acts as an underwriter and includes management fees, selling concessions, and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined.

Advisory and Consulting Fees
The Company provides financial placement services to its clients in connection with proposed business capital raises, including financial analysis, planning, structuring and other advisory services. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

In addition, other nominal amounts, which do not conform to the types described above, are also recorded as other revenues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016, to determine if events or transactions occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

INCOME TAXES

The Company, a Wisconsin S Corporation, has elected, by consent of its stockholder, to be taxed as an S corporation under the provision of the Internal Revenue Code and state statutes. Under those provisions , the Company does not pay federal or state corporate income tax on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the company. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. Tax provisions, if any, within these statements represents the Company's share of New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if the Company files on a separate return basis and tax payments are paid to its Parent for its proportionate share of taxes.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2012.

NOTE 3 - CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is

NOTE 3 - CONCENTRATIONS AND CREDIT RISK (CONTINUED)

limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. During the year ended December 31, 2015, the Company had no customers, each of whom accounted for 10% of total revenues.

The Company maintains checking accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

NOTE 5 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company has no Equipment or Leasehold improvements at this time.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $24.445, which exceeded required net capital by $19,445 and a total aggregate indebtedness of $40,000. The Company's aggregate indebtedness to net capital ratio was 1.64 to 1 at December 31, 2015.

NOTE 6 - NET CAPITAL REQUIREMENTS (CONTINUED)

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

RCP Capital Markets Inc

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Net Capital				
Total member's equity			$	27,587
Add Back deferred tax liability				-
Add Back deferred tax liability			$	27,587
Deductions and Charges				
Non-allowable assets:				
Non Marketable Securities, Deposits,		-		
Fixed Assets net of Depreciation		-		
Deposits		-		
Other Assets		-		
Prepaid Expenses		3,142		
Total Deductions and Charges				3,142
Net Capital Before Haircuts on Security Position				24,445
Haircuts on Security				
Marketable security				--
Net Capital			$	24,445
Aggregate Indebtedness (A.I.)				
Accounts payable and accrued expenses	$	40,000		
Deferred Liabilities		--		
Total Aggregate Indebtedness			$	40,000
Computation of Basic Net Capital Requirement				
(a) Minimum net capital required (6 2/3 % of total A.I.)			$	2,667
(b) Minimum net capital required of broker dealer			$	5,000
Net Capital Requirement (Greater of (a) or (b))			$	5,000
Excess Net Capital			$	19,445
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)			$	20,445
Ratio of A.I. to Net Capital				1.636

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

See independent auditors' report.

RCP Capital Markets Inc

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independent auditors' report.

RCP Capital Markets Inc

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors report.

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of RCP Capital Markets Inc.

We have reviewed management's statements, included in the accompanying RCP Capital Markets Inc.'s Exemption Report in which (1) RCP Capital Markets Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which RCP Capital Markets Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) RCP Capital Markets Inc. stated that RCP Capital Markets Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. RCP Capital Markets Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RCP Capital Markets Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 25, 2016

RCP Capital Markets LLC

RCP Capital Markets Inc. Exemption Report

RCP Capital Markets Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period January 1, 2015 through December 31, 2015 without exception.

RCP Capital Markets Inc.

I, Thomas Pinou, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Pinou, Chief Financial Officer